[Sullivan & Cromwell LLP Letterhead]

March 19, 2014

VIA EDGAR CORRESPONDENCE

Mr. Tom Kluck,

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, NE,

Washington, D.C. 20549.

Re:                             NorthStar Realty Finance Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 17, 2014

File No. 333-194245

Dear Mr. Kluck:

Set forth below are the responses of NorthStar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 19, 2014 (the “Letter”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed on March 17, 2014.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in Amendment No. 1 to the Registration Statement.

General

Comment No. 1

We note your response to prior comment 2. We believe that the issuer of the securities in an issuer tender offer should be a filing person on Schedule TO. Please amend the cover and signature pages of the schedule to include NorthStar Realty Finance Limited Partnership as a filing person.

Response to Comment No. 1

The Company has asked us to supplementally advise the Staff that Amendment No. 3 to the Schedule TO is being filed along with Amendment No. 2 to the Registration Statement.  Amendment No. 3 to the Schedule TO amends the cover and signature pages of the Schedule TO to include NorthStar Realty Finance Limited Partnership as a filing person and makes other disclosures related to the status of NorthStar Realty Finance Limited Partnership as a filing person.

Conditions of the Exchange Offer, page 57

Comment No. 2

We refer to your response to prior comment 9. Several of the offer conditions continue to refer to actions, orders, events, etc. that “might prohibit, prevent, restrict or delay consummation of the Exchange Offer.” As requested, please revise these conditions to include an objective standard for the determination of whether a condition has been satisfied. We have similar concerns with the revisions to the fourth and fifth bullet points.

Response to Comment No. 2

The Company has asked us to supplementally advise the Staff that disclosure has been revised under “Conditions of the Exchange Offer” in Amendment No. 2 to the Registration Statement so that each condition includes an objective standard for the determination of whether the condition has been satisfied.  As a result, no conditions result from events that are “reasonably likely to” occur, events that “might” occur or affect the Exchange Offer, or conditions that are material to holders.

*     *     *     *     *

As requested in the Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 558-4312 or Ronald J. Lieberman, the Company’s Executive Vice President, General Counsel and Secretary, at (212) 547-2604.

Very truly yours,

/s/ Robert W. Downes
Sullivan & Cromwell LLP

cc:	Jerard Gibson, Attorney-Advisor, Securities and Exchange Commission
David L. Orlic, Special Counsel, Office of Mergers and Acquisitions
Albert Tylis, NorthStar Realty Finance Corp.
Debra A. Hess, NorthStar Realty Finance Corp.
Ronald J. Lieberman, NorthStar Realty Finance Corp.
Michael C. Bernstein, Grant Thornton LLP